[redacted]

SECU 13011953 SSION

SEC Mail Processing Section

MAR 28 2013

Washington DC 405

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERKERY NOYES SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE LIBERTY PLAZA, 165 BROADWAY, 13TH FLOOR
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD O' DONNELL (212)668-3022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

29 BROADWAY	NEW YORK	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD O'DONNELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERKERY NOYES SECURITIES, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA L. WILLIAMSON
Notary Public, State of New York
No. 01W15066769
Qualified in Queens County
Commission Expires Oct. 7, 2014

Signature

PRESIDENT
Title

Notary Public 03-21-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

Berkery Noyes Securities, LLC

Financial Statements
Pursuant to Rule 17-A-5 of
the Securities and
Exchange Commission

December 31, 2012

PKF

Berkery Noyes Securities, LLC

Financial Statements
Pursuant to Rule 17-A-5 of
the Securities and
Exchange Commission

December 31, 2012

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

To the Member
Berkery Noyes Securities, LLC

We have audited the accompanying statement of financial condition of Berkery Noyes Securities, LLC (the "Company"), as of December 31, 2012 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Berkery Noyes Securities, LLC as of December 31, 2012, and the results of its operations, changes in member's equity and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

New York, New York
March 20, 2013

Berkery Noyes Securities, LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 56,784
Prepaid expenses and other assets	13,191
	$ 69,975
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	$ -
Member's Equity	69,975
	$ 69,975

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Operations
Year Ended December 31, 2012

REVENUES	
Retainer fees	$ 50,000
EXPENSES	
Professional fees	$ 95,086
Salaries and benefits	118,798
Rent	12,979
Travel	7,037
Regulatory expenses and others	18,759
Total Expenses	252,659
Net Loss	$(202,659)

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2012

Balance, at January 1, 2012	$ 13,000
Capital Contributions	259,634
Net loss for the year	(202,659)
Balance, at December 31, 2012	$ 69,975

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (202,659)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Prepaid expenses and other assets	(11,580)
Accrued expenses	(18,431)
Net Cash Used in Operating Activities	(232,670)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital contributions	259,634
Net Change in Cash	26,964
CASH	
Beginning of year	29,820
End of year	$ 56,784

See notes to financial statements

1. Description of Business

Berkery Noyes Securities, LLC (the "Company") was formed under the New York State's Limited Liability Company Law on July 4, 2010 as a wholly owned subsidiary of Berkery Noyes & Co., LLC ("Parent"). The Company was formed to engage in merger and acquisition services, private placement of securities and the selling of tax shelters or limited partnerships in primary markets.

On November 16, 2011, the Financial Industry Regulatory Authority (FINRA) granted the application of the Company for membership. The Membership agreement ("Agreement") which the Company filed will remain in effect and bind the Company and all of its successors to ownership or control unless the Agreement is changed, removed or modified pursuant to applicable FINRA rules.

The Company has funded operations with capital contributions from its Parent. The Company's future operations may be dependent upon continued support from the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash

For the purpose of the statement of cash flows, cash includes highly liquid investments with original maturity of three months or less at the time of purchase. The Company places its cash with high credit quality financial institutions. At times the balance may be in excess of the insured limit.

Revenue Recognition

Fee Income consists of fees earned in 2012 from a one-time advisory and placement service agreement with one customer.

2. Summary of Significant Accounting Policies *(continued)*

Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist of cash. The Company places its cash with quality financial institutions. As a consequence, concentration of credit risk is limited.

Income Taxes

As a single member LLC, the Company is treated as a disregarded entity and is not a taxpaying entity for Federal, New York State or New York City income tax purposes. Accordingly, the Company does not record a provision for income taxes. Income of the Company is taxed to its member.

Management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition. The Company is no longer subject to U.S. federal, state, or local income tax audits for periods prior to 2009.

Subsequent Events

The Company's management has evaluated subsequent events for adjustment to and disclosure in the financial statements through the date that the financial statements were available to be issued which date is March 20, 2013.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had Net Capital, of $56,784, which was $51,784 in excess of its required net capital of $5,000.

* * * * *

Berkery Noyes Securities, LLC

Computation for Determination of Reserve
Requirements and Information Relating to Possession
Or Control Requirements for Broker and Dealers
Pursuant to Rule 15c3-3
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

See Independent Auditors' Report

Berkery Noyes Securities, LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

NET CAPITAL	
Total member's equity from statement of financial condition	$ 69,975
Deductions	
Non-allowable assets, prepaid expenses and other assets	13,191
Net Capital	56,784
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirements (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital over minimum requirement	$ 51,784
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities	$ -
Percent of aggregate indebtedness to net capital	0.00%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2012.

See notes to financial statements

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report On Internal Control Structure
Required By SEC Rule 17a-5

Board of Directors and Member
Berkery Noyes Securities, LLC

In planning and performing our audit of the financial statements of Berkery Noyes Securities, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal controls* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
March 20, 2013